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Exhibit 99.4

        In accordance with Canadian securities regulations, beneficial shareholders may elect annually to receive interim financial statements if they so request. If you wish to receive such mailings, please complete and return this form OR register online at www.computershare.com/ca/mailinglist. Computershare will use the information collected solely for the mailing of such financial statements. You may view our Privacy Code online or by requesting that we mail you a copy. Rather then receiving financial statements by mail, you may also choose to access them at www.thomson.com.

        Conformément à la réglementation sur les valeurs mobilières au Canada, les actionnaires véritables peuvent choisir annuellement de recevoir les états financiers intermédiaires, s'ils le désirent. Si vous voulez recevoir ces documents annuellement, veuillez remplir ce formulaire et le retourner, OU inscrivez-vous en ligne, à www.computershare.com/ca/mailinglist. Computershare utilisera les renseignements recueillis uniquement aux fins de l'envoi de ces états financiers. Vous pouvez prendre connaissance de notre Code de confidentialité en ligne ou nous demander de vous en faire parvenir un exemplaire par la poste. Plutôt que de recevoir les états financiers par la poste, vous pouvez choisir d'avoir accès à ces documents à www.thomson.com.

Name / Nom

Apt. / App. Street Number / Numéro civique Street Name / Rue

City / Ville	Prov. / State	Postal Code / Code postal / Zip Code

TOCQ	1 B B N

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  Exhibit 99.4